SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                          SCHEDULE  14D-1/A

       Tender offer statement pursuant to section 14(d)(1) of the
                   Security Exchange Act of 1934

                           (Amendment No. 3)

                      JACKPOT ENTERPRISES, INC.
                 (Name of subject company [Issuer])

                      JACKPOT ACQUISITION CORP.
                               (Bidder)

                            COMMON STOCK
                   (Title of Class of Securities)

                               466392
                (CUSIP Number of Class of Securities)

    Mr. Tim Noyle, Las Vegas Entertainment Network, Inc.
    1801 Century Park East, 23rd Floor, Los Angeles, CA 90067
    (310) 551-0011
    (Name,Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of Bidder)

                      Calculation of Filing Fee

     Transaction valuation: $ 95,051,000.00  Amount of filing fee*: $19,010.20
  * Computed by multiplying number of shares outstanding (8,641,000) by $11.00 per share, times 0.0002.

    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing. Not applicable.

    Note: The remainder of this cover page is only to be completed if this
    Schedule 14D-1 (or amendments thereto) is being filed, inter alia, to satisfy the reporting requirements of section 13(d) of the Securities Exchange Act of 1934.
    See General Instructions D, E, and F to Schedule 14D-1.

    Item 1. The Company has withdrawn its Tender Offer, and has released a Press Release as set forth in Exhibit A, as follows:


                      Exhibit A- Press Release

	OCT 15,1999

(BW)(CA-LAS-VEGAS-ENT-NETWORK)(LVEN) LVEN WITHDRAWS OFFER


	Business Editors

	LOS ANGELES--(BUSINESS WIRE)--Oct. 15, 1999--Las Vegas Entertainment Network Inc. (Nasdaq.LVEN) (the company) said it is withdrawing its tender offer, which may be refiled at a later date, for 100% of the shares of Jackpot Enterprises Inc., in order to re-evaluate the price per share. This is being done in light of statements made to the company by shareholders that are seeking a higher price. In any event, the company's position will be that it will require a minimum of 80% to conclude the transaction.
	     Investors are cautioned that this transaction involves risks and uncertainties. Investors who seek more information about the company's business and relevant risk factors may wish to review the company's periodic reports filed with the Securities and Exchange Commission including, but not limited to, its most recent Annual Report on Form 10-KSB and Quarterly Reports on Form 10-QSB.
	     This is not a solicitation to invest and certain material facts may be omitted or not ftilly disclosed. LVEN's joint venture agreement will be provided in the company's upcoming 10-Q and 8-K filing with the Securities and Exchange Commission. The company urges caution in trading its securities until it provides further details.

__30__mt/ia* aje/la

CONTACT:	Las Vegas Entertainment Network Inc., Los Angeles, Tim Noyle,
            310/551-0011

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     October 15, 1999        JACKPOT ACQUISITION CORP.

                            By: /S/ Kenneth S. Scholl
                               Kenneth S. Scholl
                               President